

06008971

CM

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 29967 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __07-01-05__ AND ENDING __06-30-06__

MM/DD/YY        MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:     UNITED SECURITY CORPORATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1428 BRICKELL AVE #105

(No. and Street)

MIAMI, FL 33131

(City)        (State)        (Zip Code)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENN L HALPRYN        305 371-4112

(Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FISKE & COMPANY CPA'S

(Name – if individual, state last, first, middle name)

1000 S PINE ISLAND RD #440, PLANTATION, FL 33324

(Address)        (City)        (State)        (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

PROCESSED
SEP 15 2006
THOMSON FINANCIAL

RECEIVED AUG 25 2006

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, _____GLENN L HALPRYN_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____UNITED SECURITY CORPORATION_____ , as

of ____JUNE 30_____ , 20 _06__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United Security Corporation
Financial Statements, Supplemental Information
and
Independent Auditors' Report
Year Ended June 30, 2006

United Security Corporation


Index


|                                                                      | Page |
|----------------------------------------------------------------------|------|



CERTIFIED PUBLIC ACCOUNTANTS

AND CONSULTANTS

## Independent Auditors' Report

Stockholders and Directors
United Security Corporation
Miami, Florida

We have audited the accompanying statement of financial condition of United Security Corporation as of June 30, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Security Corporation at June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Fiske & Company*

Fiske & Company
Plantation, Florida
August 15, 2006

Members of: American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants

The Royal Palm Building
1000 S. Pine Island Road, Suite 440 • Plantation, Florida 33324-3904
(954) 236-8600 • Facsimile (954) 236-8603
Website: http://www.fiskeco.com • Email: fiske@fiskeco.com

United Security Corporation
Statement of Financial Condition
June 30, 2006

Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 7,220 |
| Prepaid expenses | | 856 |
| Total assets | $ | 8,076 |

Liabilities and Stockholders' Equity

| | | |
|---|---|---|
| Aggregate indebtedness: | | |
| Accounts payable | $ | 179 |
| | | |
| Stockholders' equity: | | |
| Common stock, $1 par value; 188 shares authorized; issued and outstanding | | 188 |
| Additional paid-in capital | | 151,362 |
| Accumulated deficit | | (143,653) |
| Total stockholders' equity | | 7,897 |
| | | |
| Total liabilities and stockholders' equity | $ | 8,076 |

The accompanying notes are an integral part of these financial statements.

United Security Corporation
Statement of Operations
For the Year Ended June 30, 2006


| | |
|---|---|
| Commission income | $ 2,727 |
| Administrative and general expenses | 14,684 |
| Net loss | $ (11,957) |

The accompanying notes are an integral part of these financial statements.

# United Security Corporation
## Statement of Changes in Stockholders' Equity
### For the Year Ended June 30, 2006

| | Common Stock | Additional paid-in capital | Accumulated deficit | Total |
|---|---|---|---|---|
| Balance, June 30, 2005 | $ 500 | $ 140,150 | $ (131,696) | $ 8,954 |
| Capital contribution | - | 10,900 | - | 10,900 |
| Common stock cancelled | (312) | 312 | - | - |
| Net loss | - | - | (11,957) | (11,957) |
| Balance, June 30, 2006 | $ 188 | $ 151,362 | $ (143,653) | $ 7,897 |

The accompanying notes are an integral part of these financial statements.

United Security Corporation
Statement of Cash Flows
For the Year Ended June 30, 2006

Cash flows from operating activities:
  Net loss                                                       $ (11,957)

  Adjustments to reconcile net loss to
  net cash used in operating activities:
    Decrease in prepaid expenses                     90
    Decrease in accounts payable                 (754)
    Net cash used in operating activities         (12,621)

Cash flows from financing activities:
  Capital contribution                          10,900
    Net cash provided by financing activities       10,900

Net decrease in cash and cash equivalents         (1,721)

Cash and cash equivalents, June 30, 2005         8,941

Cash and cash equivalents, June 30, 2006         $ 7,220

<u>Non cash investing and financing activities:</u>
  In 2006 two stockholders surrendered there entire ownership interest
  in the Company with no consideration paid.

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below:

### <u>ORGANIZATION</u>

The Company is registered with the United States Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Florida Division of Securities as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. The Company is a Florida corporation.

### <u>NET CAPITAL</u>

The Company is subject to the uniform "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's minimum net capital and "Aggregate Indebtedness" as defined, shall not exceed 1,500% of "Net Capital", as defined. At June 30, 2006, the Company's "Net Capital" was $7,041 and the "Required Net Capital", as defined, was $5,000. The ratio of "Aggregate Indebtedness" to "Net Capital" is 3%.

### <u>CASH AND CASH EQUIVALENTS</u>

The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents.

### <u>SECURITIES TRANSACTIONS</u>

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

### COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

## NOTE 2 - INCOME TAXES

The Company has a net deferred tax asset resulting from Federal and State net operating loss carry forwards. The deferred tax assets and the valuation allowance are as follows:

| | |
|---|---|
| Federal deferred tax asset | $10,900 |
| State deferred tax asset | 5,100 |
| Valuation allowance | (16,000) |
| | $ -0 - |

The valuation allowance decreased $2,353 in 2006.

## NOTE 2 - INCOME TAXES (Continued)

The Company has net operating loss carry forwards of approximately $93,220, which are available to offset future taxable income. The carry forwards will expire as follows:

| Year | Amount |
|------|--------|
| 2007 | $  9,010 |
| 2008 | 8,730 |
| 2009 | 2,230 |
| 2012 | 11,850 |
| 2013 | 6,830 |
| 2014 | 11,910 |
| 2015 | 6,360 |
| 2016 | 4,770 |
| 2017 | 8,870 |
| 2018 | 7,970 |
| 2019 | 5,740 |
| 2020 | 8,950 |
| 2021 | 12,000 |
|      | $105,220 |

## NOTE 3 - CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Supplementary Information

United Security Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2006

Computation of Net Capital

| | | |
|---|---|---:|
| Total ownership equity from Statement of Financial Condition | $ | 7,897 |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| Total capital and allowable subordinated liabilities | | 7,897 |
| Non-allowable assets | | (856) |
| Net capital before haircuts on securities positions | | 7,041 |
| Haircuts on securities | | - |
| Net capital | $ | 7,041 |
| Aggregate Indebtedness | | |
| Due To Client | $ | 179 |
| Total Aggregate Indebtedness | $ | 179 |
| Computation of basic net capital requirement | | |
| Minimum net capital requirement at 1,500 percent | $ | 12 |
| Net capital requirement per agreement with NASD | $ | 5,000 |
| Excess net capital | $ | 2,041 |
| Excess net capital at 1,500 percent | $ | 7,029 |
| Excess net capital at 1,000 percent | $ | 7,023 |
| Ratio of aggregate indebtedness to net capital | | 3% |

See the accompanying independent auditors' report

RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15c 3-1
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation above and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C 3-3

The Company will be exempt under Section (k)(2)(b) of the rule. All customer transactions will be cleared through another broker-dealer on a fully-disclosed basis.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors at June 30, 2006, are as follows:

| | | |
|---|---|---|
| Balance, beginning of period | $ | - |
| Increases | | - |
| Decreases | | - |
| Balance, end of period | $ | - |

SIPC SUPPLEMENTAL REPORTS

The Company is not required to file a SIPC Supplemental Report pursuant to Rule 17A-5(e)(4) since its gross revenue is less than $500,000.

See the accompanying independent auditors' report

# FISKE
# &. COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY
SEC RULE 17a-5

Board of Directors
United Security Corporation
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of United Security Corporation (The Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1.      Making quarterly securities examinations, counts, verifications and comparisons.

2.      Recordation of differences required by rule 17a-13.

3.      Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Members of American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants

The Royal Palm Building
1000 S. Pine Island Road, Suite 440 • Plantation, Florida 33324-3904
(954) 236-8600 • Facsimile (954) 236-8603
Website: http://www.fiskeco.com • Email: fiske@fiskeco.com

11

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Fiske + Company*

Fiske & Company
Plantation, Florida
August 15, 2006